Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264294

Prospectus Supplement No. 1

(To Prospectus dated October 7, 2022)

PropertyGuru Group Limited

Primary Offering Of

15,795,035 ORDINARY SHARES

Secondary Offering Of

149,193,490 ORDINARY SHARES

12,960,000 WARRANTS TO PURCHASE ORDINARY SHARES, AND

12,960,000 ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement updates and amends certain information contained in the prospectus dated October 7, 2022, or the “Prospectus”, which forms a part of the registrant’s Registration Statement on Form F-1 (Registration No. 333-264294). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 21, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “PGRU.” On November 18, 2022, the last reported sale price of our ordinary shares as reported on NYSE was $5.15 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 21, 2022, PropertyGuru Group Limited (NYSE: PGRU) (the “Company”) issued a press release titled “PropertyGuru Reports Third Quarter 2022 Results, Revenues Grow 47% Year Over Year in the Third Quarter and 44% in First Nine Months.”

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in this report of foreign private issuer on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-265252).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of the Company, dated November 21, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: November 21, 2022	By:	/s/ Hari Vembakkam Krishnan
Name: Hari Vembakkam Krishnan
Title: Chief Executive Officer and Managing Director

Exhibit 99.1

PropertyGuru Reports Third Quarter 2022 Results

Revenues Grow 47% Year Over Year in the Third Quarter and 44% in First Nine Months

•	Total revenue of S$34.6 million in the third quarter 2022 and S$95.8 million in the first nine months of 2022

•	Adjusted EBITDA was S$5.7 million in the third quarter 2022 and S$9.6 million in the first nine months of 2022

Singapore – November 21, 2022 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced financial results for the quarter ended September 30, 20222. Revenue of S$34.6 million in the third quarter 2022 increased 47% year over year. Net loss was S$7.4 million in the quarter and Adjusted EBITDA3 was a positive S$5.7 million. This compares to a net loss of S$9.6 million4 and Adjusted EBITDA loss of S$1.5 million4 in the prior year period.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, said “Our third quarter results illustrate that PropertyGuru has been able to produce strong business performance even as some of our core markets have begun to face headwinds from the challenging economic conditions being experienced around the globe.”

“In the third quarter, we deployed more products into our core markets. Importantly, in October we welcomed our first post-listing acquisition, Singapore-based home services technology company Sendhelper, into the PropertyGuru family,” Mr. Krishnan continued. “This continued commitment to our mission and expansion of our value proposition will allow us to create even more value for our customers as they adapt to the changing environment. We recognize that our ongoing investment in innovation will help our customers successfully navigate the near-term uncertainty, knowing that good companies and good products show their true value when times are challenging.”

Joe Dische, Chief Financial Officer, added “In the third quarter, PropertyGuru delivered another strong quarter of results, with revenues continuing their growth trajectory, up 47% year-over-year, while expense-related diligence helped deliver improved Adjusted EBITDA. We remain encouraged by our market penetration as we enter the final quarter of 2022, although we understand that near-term market headwinds resulting from global inflationary pressures and subsequent governmental counteractions will need to be closely monitored. While we are confident in the long-term fundamentals of our business and the growth potential that it offers, we understand that the current environment requires us to be especially diligent in the way we currently operate our business on a day-to-day basis.”

[1]	Based on SimilarWeb data between April 2022 and September 2022.
[2]	The third quarter and nine months ended September 30, 2022 includes results of the iProperty Malaysia and thinkofliving businesses which were acquired on August 3, 2021.
[3]	Included in the S$13.2 million of adjustments between net loss and Adjusted EBITDA in the third quarter of 2022 was a S$4.9 million depreciation and amortization expense.
[4]

Included in the S$8.2 million of adjustments between net loss and Adjusted EBITDA in the third quarter of 2021 were a S$3.9 million depreciation and amortization expense and a S$3.0 million net finance expense.

Financial Highlights – Third Quarter 2022

•	Total revenue of S$34.6 million increased 47% year over year, with consistent growth in all markets and segments.

•	Marketplaces revenues increased by 48% year over year to S$33.3 million, as prior year investments continue to deliver value in the face of rising macro headwinds.

o

Singapore Marketplaces revenue increased 28% to S$18.1 million. Quarterly Average Revenue Per Agent (“ARPA”) of S$1,042 rose 24% year over year through greater yield and continued product penetration. We had a total of 15,351 agents with a renewal rate of 87% in the quarter, reflecting a strong local property market.

o	Malaysia Marketplaces revenue increased 49% to S$6.5 million from S$4.4 million in the prior year period, benefiting from the mid-quarter acquisition of the iProperty business in August 2021.

o

Vietnam Marketplaces revenue increased by 161% to S$6.2 million from S$2.4 million in the prior year period, as the local economy expanded following COVID-related lockdowns. The number of listings was 2.04 million in the quarter, up 165% from the prior year quarter, and the average revenue per listing (“ARPL”) was S$2.91, up 2.5% from the prior year quarter.

•

In October 2022, the Company acquired Sendhelper, a Singapore home services technology company. The transaction not only represents PropertyGuru’s entry into the home services industry, but also another step in becoming the single source of property and financial information for Southeast Asian property seekers, sellers, owners, developers, and agents.

•	At quarter-end, cash and cash equivalents was S$339.6 million.

Information regarding our operating segments is presented below.

	For the Three Months Ended September 30
	2022	2021	YoY Growth
	(S$ in thousands except percentages)

Revenue	34,565	23,492	47.1%

Marketplaces	33,297	22,498	48.0%
Singapore	18,139	14,150	28.2%
Vietnam	6,171	2,365	160.9%
Malaysia	6,524	4,381	48.9%
Other Asia	2,463	1,602	53.7%
Fintech and data services	1,268	994	27.6%
Adjusted EBITDA	5,742	(1,451)

Marketplaces	18,189	6,541
Singapore	13,554	9,714
Vietnam	1,942	(1,370)
Malaysia	3,169	(1,483)
Other Asia	(476)	(320)
Fintech and data services	(1,873)	(995)
Corporate*	(10,574)	(6,997)
Adjusted EBITDA Margin (%)	16.6%	-6.2%

Marketplaces	54.6%	29.1%
Singapore	74.7%	68.7%
Vietnam	31.5%	-57.9%
Malaysia	48.6%	-33.9%
Other Asia	-19.3%	-20.0%
Fintech and data services	-147.7%	-100.1%

	For the Nine Months Ended September 30
	2022	2021	YoY Growth
	(S$ in thousands except percentages)

Revenue	95,828	66,382	44.4%

Marketplaces	92,511	64,035	44.5%
Singapore	50,436	39,509	27.7%
Vietnam	18,170	12,463	45.8%
Malaysia	17,857	8,427	111.9%
Other Asia	6,048	3,636	66.3%
Fintech and data services	3,317	2,347	41.3%
Adjusted EBITDA	9,637	(6,223)

Marketplaces	44,805	17,425
Singapore	36,185	26,646
Vietnam	4,748	1,408
Malaysia	6,779	(8,414)
Other Asia	(2,907)	(2,215)
Fintech and data services	(5,404)	(3,088)
Corporate*	(29,764)	(20,560)
Adjusted EBITDA Margin (%)	10.1%	-9.4%

Marketplaces	48.4%	27.2%
Singapore	71.7%	67.4%
Vietnam	26.1%	11.3%
Malaysia	38.0%	-99.8%
Other Asia	-48.1%	-60.9%
Fintech and data services	-162.9%	-131.6%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. Certain elements of marketing expenses previously allocated to Corporate in the first quarter 2022 have since been moved to business segments in line with changes to internal reporting lines.

Strong Category Leadership Drives Long-Term Growth Opportunities

As of September 30, 2022, PropertyGuru continued its Engagement Market Share5 leadership in Singapore, Vietnam, Malaysia, and Thailand.

[5]	Based on SimilarWeb data between April 2022 and September 2022.

•	Singapore: 81% – 5.1x the closest peer

•	Vietnam: 77% – 3.5x the closest peer

•	Malaysia: 94% – 17.4x the closest peer

•	Thailand: 60% – 2.7x the closest peer

•	Indonesia: 21% – 0.3x the closest peer

Full Year 2022 Outlook

The Company anticipates full year 2022 revenues of between S$134.0 million6 and S$138.0 million6 as a result of greater fiscal policy uncertainty stemming from rising global inflationary pressures, near-term actions by the Vietnamese government to limit access to credit, and the recent Malaysian election. The Singapore property market remains strong. The Company also expects Adjusted EBITDA to be between S$8.0 million6 and S$12.0 million6, as management operates to balance the current environment with longer-term business model goals.

Conference Call and Webcast Details

The Company will host a conference call and webcast on Monday, November 21, 2022, at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Singapore Standard Time to discuss the Company’s financial results and outlook. The PropertyGuru (NYSE: PGRU) Q3 2022 Earnings call can be accessed by registering at:

https://propertyguru.zoom.us/webinar/register/WN_YHYlWc01RhCNFL-6OshIBg

An archived version will be available on the Company’s Investor Relations website after the call at

https://investors.propertygurugroup.com/news-and-events/events-and-presentations/default.aspx

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 44 million property seekers7 to find their dream home, every month. PropertyGuru empowers property seekers with more than 3.5 million real estate listings8, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 15 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio of leading property marketplaces across its core markets; award-winning mobile apps; mortgage marketplace, PropertyGuru Finance; and a host of enterprise solutions now under PropertyGuru For Business, including a high-quality developer sales enablement platform, FastKey, DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group	The Blueshirt Group
Sheena Chopra	Nat Otis	Gary Dvorchak
+65 9247 5651	(860) 906-7860
sheena@propertyguru.com.sg	natotis@propertyguru.com	pgru@blueshirtgroup.com

[6]	Does not include impact of Sendhelper acquisition in October 2022.
[7]	Based on Google Analytics data between April 2022 and September 2022.
[8]	Based on data between April 2022 and September 2022.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, Thailand and Indonesia.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Average revenue per listing (“ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization expense, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring events, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for IPO, share listing expenses and on-going costs of a listed entity. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation of net loss to Adjusted EBITDA is provided as follows:

	For the Three Months Ended September 30,
	2022	2021
	(S$ in thousands)

Net loss	(7,442)	(9,620)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	325	—
Finance costs - net	(48)	3,006
Depreciation and amortisation expense	4,913	3,851
Share grant and option expenses	1,398	1,243
Other gains - net	1,203	296
Business acquisition transaction and integration cost	1,033	95
On-going cost of a listed entity	3,824	—
Tax expense/(credit)	536	(322)

Adjusted EBITDA	5,742	(1,451)

	For the Nine Months Ended September 30,
	2022	2021
	(S$ in thousands)

Net loss	(123,969)	(160,188)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(22,691)	124,146
Finance costs - net	1,770	12,957
Depreciation and amortisation expense	15,747	8,863
Impairment	—	8
Share grant and option expenses	4,433	3,711
Other gains - net	1,466	662
Business acquisition transaction and integration cost	3,631	1,349
Legal and professional fees incurred for IPO	16,570	2,252
Share listing expense	104,950	—
On-going cost of a listed entity	7,147	—
Tax expense	583	17

Adjusted EBITDA	9,637	(6,223)

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the impact of government and regulatory policies on real estate or credit markets in the countries in which the Group operates; the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates; general economic conditions in the countries in which the Group operates; political instability in the jurisdictions in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic on the business of the Group; the Group’s ability to integrate newly acquired businesses or companies and the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs; restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination; technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
	(S$ in thousands, except share and per share data)

Revenue	34,565	23,492	95,828	66,382
Other income	684	359	1,453	1,438
Other (losses)/gains - net	(1,527)	(296)	21,226	(124,808)

Expenses
Venue costs	(1,535)	(1,109)	(3,482)	(2,536)
Sales and marketing cost	(5,436)	(4,610)	(15,374)	(18,311)
Sales commission	(2,283)	(1,322)	(8,469)	(5,018)
(Impairment)/reversal of impairment loss on financial assets	(83)	339	83	48
Depreciation and amortisation	(4,913)	(3,851)	(15,747)	(8,863)
Impairment of intangible assets	—	—	—	(8)
IT and Internet expenses	(2,839)	(2,188)	(8,122)	(5,636)
Legal and professional	(1,425)	(405)	(4,593)	(1,997)
Employee compensation	(17,850)	(16,418)	(53,419)	(42,534)
Non-executive directors’ remuneration	(496)	(147)	(2,053)	(436)
Staff cost	(686)	(274)	(1,421)	(642)
Office rental	28	(28)	(52)	(57)
Finance cost	(240)	(3,118)	(2,251)	(13,306)
Legal and professional fees incurred for IPO	—	—	(16,570)	(2,252)
Share listing expense	—	—	(104,950)	—
Other expenses	(2,870)	(366)	(5,473)	(1,635)

Total expenses	(40,628)	(33,497)	(241,893)	(103,183)

Loss before income tax	(6,906)	(9,942)	(123,386)	(160,171)

Tax (expenses)/credit	(536)	322	(583)	(17)

Net loss for the period	(7,442)	(9,620)	(123,969)	(160,188)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	7,467	2,854	9,912	5,130
Actuarial (loss)/gain from post-employment benefits obligation	(1)	—	(2)	—

Other comprehensive income for the period, net of tax	7,466	2,854	9,910	5,130

Total comprehensive income/(loss) for the period	24	(6,766)	(114,059)	(155,058)

Loss per share for loss attributable to equity holders of the Company
Basic and diluted loss per share for the period	(0.05)	(0.08)	(0.81)	(2.00)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of September 30, 2022	As of December 31, 2021
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	339,629	70,236
Trade and other receivables	16,797	17,655

	356,426	87,891

Non-current assets
Trade and other receivables	3,343	1,564
Intangible assets	398,830	401,157
Plant and equipment	2,839	3,329
Right-of-use assets	12,033	15,419

	417,045	421,469

Total assets	773,471	509,360

LIABILITIES
Current liabilities
Trade and other payables	25,118	32,921
Lease liabilities	4,205	4,439
Borrowings	—	170
Deferred revenue	54,001	47,318
Warrants liability	5,808	—
Provision for reinstatement cost	42	36
Current income tax liabilities	4,693	4,554

	93,867	89,438

Non-current liabilities
Trade and other payables	295	603
Lease liabilities	9,298	12,452
Borrowings	—	16,732
Deferred income tax liabilities	2,001	2,375
Provision for reinstatement cost	472	569

	12,066	32,731

Total liabilities	105,933	122,169

Net assets	667,538	387,191

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,079,544	684,347
Share reserve	17,867	18,658
Capital reserve	785	785
Warrants	—	5,742
Translation reserve	12,654	2,742
Accumulated losses	(443,312)	(325,083)

Total Shareholders’ Equity	667,538	387,191

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30
	2022	2021
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(123,969)	(160,188)
Adjustments for:
- Tax expense	583	17
- Employee share grant and option expense	2,866	3,682
- Non-executive director share grant and option expense	1,701	163
- Depreciation and amortisation	15,747	8,871
- Loss on disposal of plant and equipment and intangible assets	100	— *
- Reversal of impairment loss on financial assets	(83)	(48)
- Gain on lease modification	(194)	—
- Interest income	(481)	(349)
- Finance costs	2,251	13,306
- Unrealised currency translation losses	17,701	430
- Fair value loss of Series B, D1, E and F conversion options	—	124,146
- Fair value (gain) on warrant liability	(22,691)	—
- Share listing expense	104,950	—

	(1,519)	(9,970)
Change in working capital, net of effects from acquisition and disposal of subsidiaries:
- Trade and other receivables	716	991
- Trade and other payables	(11,322)	4,311
- Deferred revenue	6,683	5,429

Cash provided by operations	(5,442)	761
Interest received	276	339
Income tax paid	(848)	(1,916)

Net cash provided/(used in) by operating activities	(6,014)	(816)

Cash flows from investing activities
Additions to plant and equipment	(1,224)	(680)
Additions of intangible assets	(15,490)	(8,684)
Acquisition of subsidiaries, net of cash acquired	—	3,722
Proceeds from disposal of plant and equipment	31	1

Net cash used in investing activities	(16,683)	(5,641)

Cash flows from financing activities
Interest paid	(750)	(1,002)
Proceeds from borrowings	—	10,551
Repayment of borrowings	(18,389)	—
Principal payment of lease liabilities	(3,174)	(2,947)
Proceeds from Reorganisation	142,145	—
Proceeds from the shares issued to PIPE investors	178,653	—
Transaction cost in relation to issuance of PIPE shares	(7,664)	—
Proceeds from issuance of ordinary shares	1,269	80
Repayment of convertible notes	—	(11,261)

Net cash provided/(used in) by financing activities	292,090	(4,579)

Net increase/(decrease) in cash and cash equivalents	269,393	(11,036)

Cash and cash equivalents
Beginning of the nine months ended 30 September	70,236	93,359

End of the nine months ended 30 September	339,629	82,323

*Less than 1,000